Exhibit 99.1

FOR IMMEDIATE RELEASE

Significant New Design Win for Silicom: Receives
$30m Purchase Orders from Leading American
Service Provider for Silicom Smart Edge Platforms

- Revenues from this win alone projected to total more than $50m per year –

KFAR SAVA, Israel – November 2, 2021, - Silicom Ltd. (NASDAQ: SILC) today announced that one of its existing customers, a leading North American telecommunications service provider, has awarded Silicom a major new Design Win for a customized version of its Edge Smart Platform. To date, the customer has placed $30 million in purchase orders for equipment planned to be delivered primarily during 2022, and forecasts a run rate of over $50 million per year once the manufacturing and deployment processes become stable. In parallel, Silicom is discussing additional significant opportunities with this customer.

The client’s award followed its successful experience with Silicom on other projects, in which it integrated Silicom’s next-generation CPEs with a partner’s software-based routers.

The current win is for a smart platform designed to enhance the performance, flexibility and manageability of the client’s services for its large, multilocation customers. Silicom is currently customizing an existing platform in order to meet the customer’s requirements, while in parallel optimizing the platform’s operational availability and continuity in the face of the ongoing components crisis.

“This extremely important new win confirms the superiority of our innovative technologies while demonstrating, once again, the importance of the close, ongoing support and communication that characterize all of our client relationships,” commented Shaike Orbach, Silicom’s CEO. “Just a year ago, when we started working with this customer, its orders for relatively ‘standard’ platforms were at a rate of just a few million dollars per annum. But as our relationship developed, we became aware of more and more opportunities, leading to this major Design Win: one that is approximately 10 times as large as the original, and that will hopefully pave the way to more over the coming years.”

Mr. Orbach continued, “It is important to note that, given the component crisis’s unpredictable behavior and the customer’s need to deploy the platforms sooner rather than later, we are taking all measures necessary to facilitate the deliveries during the time period required by the customer. In fact, we believe that it is actually this flexibility – our ability to optimize for availability on the one side while continuing to support the customer with the industry’s best connectivity solutions - which helped us win this deal. We believe these are unique advantages of our value proposition and that they will continue to fuel our growth as we move forward.”

About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.
Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.
Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 212 378 8040 E-mail: silicom@gkir.com